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[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

Direct Line: 212.859.8076 Fax: 212.859.4000 Lois.Herzeca@friedfrank.com

September 26, 2007

Via EDGAR and Federal Express

Michele Anderson
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

    Re:
    Responses to Comments on the Form S-4 (File No. 333-145398) filed by
    CommScope, Inc. on August 13, 2007

Dear Ms. Anderson:

        On behalf of our client, CommScope, Inc. (the "Company"), please find below the Company's responses to your letter dated September 10, 2007 relating to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with the Registration Statement on Form S-4 (File No. 333-145398) ("Form S-4") filed by the Company on August 13, 2007.

        For your convenience, we have included the text of each of your comments, followed in each case by the response. We have also enclosed a copy of Amendment No. 1 to the Form S-4 which is being filed with the Commission via EDGAR today, both clean and marked to show changes from the Form S-4 filed on August 13, 2007.

General

  1.
  Please revise to disclose and discuss in an appropriate section of the proxy statement/prospectus the purposes for the consideration structure. Specifically address why CommScope reserved the option to pay a portion the per share merger consideration in stock. Additionally, how did CommScope and Andrew determine that the stub portion would be ten percent of the total merger consideration? Why is the form of stub consideration not required to be determined by CommScope until after the stockholder vote?

    We note the Staff's comment and have revised the Form S-4 accordingly. See pages 59 and 61 of the Form S-4.

  2.
  Please revise to disclose and discuss in an appropriate section of the proxy statement/prospectus the factors that CommScope may take into account when deciding whether to pay all or part of the stub portion of the merger consideration in your stock. To the extent practicable, disclose the weight that CommScope will attribute to each factor.

    We note the Staff's comment and have revised the Form S-4 accordingly. See page 56 of the Form S-4.

Prospectus Cover Page

  3.
  Disclose the maximum total number of shares of common stock that CommScope may issue to holders of Andrew common stock in accordance with Item 501(b)(2) of Regulation S-K. Also clarify that you cannot provide any assurance that the market value of the applicable fraction of a share of CommScope common stock will be equal to or greater than $1.50 after the merger.

    We note the Staff's comment and have revised the Form S-4 accordingly. See the prospectus cover page of the Form S-4.

Summary of the Proxy Statement/Prospectus, page 7

Conversion of Andrew Stock in the Merger, page 9

  4.
  Disclose the total number of shares to be issued in the merger and the corresponding percentage of the outstanding shares of CommScope common stock assuming the payment of the entire stub portion of the merger consideration in cash and the market price of CommScope's common stock as of the most recent dated prior to mailing the materials. Similarly revise throughout the document.

    We note the Staff's comment and have revised the Form S-4 accordingly. See the prospectus cover page and pages 1, 2, 9, 10, 56 and 109 of the Form S-4.

Reasons for the Merger, page 10

  5.
  Please revise to include in the proxy statement/prospectus a description of CommScope's reasons for the merger. Refer to Item 4(a)(2) of Form S-4.

    We note the Staff's comment and have revised the Form S-4 accordingly. See pages 11 and 71 of the Form S-4.

Risk Factors, page 26

Risk Factors Relating to the Merger, page 26

Although approximately 90% of the merger consideration is payable in cash, the remaining 10%..., page 26

  6.
  Please revise to also state Andrew stockholders will have to determine whether or not to demand appraisal of their shares before CommScope is required to decide on the form of the stub portion of the merger consideration.

    We note the Staff's comment and have revised the Form S-4 accordingly. See pages 26 and 52 of the Form S-4.

If CommScope elects to pay all or part of the stub portion of the merger consideration in CommScope common stock..., page 26

  7.
  Where you discuss how a potential difference between the volume weighted average price over the measurement period and the CommScope stock price at or after the effective time could affect the value of the total per share merger consideration, please revise to disclose the past high volatility of CommScope common stock as discussed on page 32. Alternatively, you may revise to add a cross-reference to the risk factor related to such volatility on page 32.

    We note the Staff's comment and have revised the Form S-4 accordingly. See page 27 of the Form S-4.

As a result of the merger, including the financing necessary to consummate the merger, CommScope will have substantial indebtedness..., page 30

  8.
  Please revise to quantify, to the extent practicable, the expected portion of CommScope's cash flow that will be dedicated to the payment of principal and interest on indebtedness following the merger.

    We note the Staff's comment and have revised the Form S-4 accordingly. See page 30 of the Form S-4.

Proposal No. 1—The Merger, page 53

Andrew's Reasons for the Merger, page 56

  9.
  Revise the bullet point entitled "Certainty of Value" to disclose what consideration the board gave, if at all, to the fact that investors will not know the form of the stub portion of the consideration at the time of their vote and that the form of the stub portion will be determined by CommScope in its sole discretion up to two trading days prior to the effective time of the merger.

    We note the Staff's comment and have revised the Form S-4 accordingly. See page 61 of the Form S-4.

Financing, page 80

  10.
  Please revise to disclose and discuss CommScope's current expectations and abilities regarding the amount of the total funds necessary to complete the merger that would be provided by the existing debt commitments, on the one hand, and cash, cash equivalents and short-term investments, on the other hand. You should provide this disclosure both for payment of the stub portion of the merger consideration entirely in cash and for payment of the stub portion entirely in stock. Please refer to comments nine and ten below when considering this comment.

    We note the Staff's comment and have revised the Form S-4 accordingly. See pages 84 and 85 of the Form S-4.

  11.
  We note your statement on page 81 that CommScope may need to obtain additional financing in order to use cash to pay all or part of the stub portion of the merger consideration. Clearly state whether the company reasonably expects to have the funds available to pay any or all of the stub portion in cash and maintain the liquidity requirement or whether it will need to obtain additional financing in order to pay the stub portion in cash. Taking into consideration your substantial debt position as a result of the merger as discussed on page 30, your credit rating as discussed on page 38 and any other relevant factors, please revise to provide an assessment of the practicability of obtaining additional financing and how such additional financing could affect your business in the future.

    We note the Staff's comment and have revised the Form S-4 accordingly. See page 85 of the Form S-4.

Unaudited Pro Forma Condensed Combined Financial Statements, page 105

Note 3: Pro Forma Adjustments, page 111

  12.
  Assuming the payment of the entire stub portion of the merger consideration in cash, we note that the unaudited pro forma condensed combined balance sheet indicates approximately $2.443 billion in incurred debt to finance the merger. Refer to note (J). With a view towards disclosure, please explain to us in your response letter how you arrived at that amount of incurred debt. Taking into account the liquidity requirement of the revolving portion of the debt commitment and your current levels of cash on hand, would CommScope be able to borrow the full $2.55 billion of committed debt financing to fund the merger?

    We note the Staff's comment and have revised the Form S-4 accordingly to reflect the calculation of the amount of incurred debt. See page 116 of the Form S-4. Taking into account the liquidity requirement of the revolving portion of the debt commitment and the Company's current levels of cash on hand, the Company expects to be able to borrow the full $2.55 billion of committed debt financing to fund the merger; however, a definitive credit agreement has not yet been finalized.

  13.
  We note that the condensed combined balance sheet assumes payment of the stub portion of the consideration in cash. You indicate in note (J) that payment of the stub portion of the consideration in stock rather than cash would reduce the debt balance by $265.2 million. Please advise us in your response letter whether it is CommScope's current expectation that the form of the stub portion of the consideration will only affect the amount of debt incurred and not the amount of cash, cash equivalents and short-term investments that it plans to use to fund the merger.

    The Company expects that the form of the stub portion of the merger consideration will only affect the amount of debt incurred and not the amount of cash, cash equivalents and short-term investments that it plans to use to fund the merger. Regardless of whether the stub portion consists of cash or common stock, the Company plans to fund the merger by using cash, cash equivalents and short-term investments to the maximum extent possible (leaving an amount of cash, cash equivalents and short-term investments necessary to meet day to day operating requirements) and to use debt financing to fund the balance of the merger.

Part II

Item 22, Undertakings, page II-2

  14.
  Please revise to include the undertakings required by Item 512(a)(2), (3) and (6) of Regulation S-K.

    We note the Staff's comment and have revised the Form S-4 accordingly. See page II-2 of the Form S-4.

        Please contact me by phone at (212) 859-8076, by fax at (212) 859-4000 or by email at Lois.Herzeca@friedfrank.com if you have any comments or questions about this letter.

Sincerely,
/s/ Lois Herzeca Lois Herzeca
cc:
John J. Harrington
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Frank B. Wyatt, II
Senior Vice President, General Counsel & Secretary
CommScope, Inc.
1100 CommScope Place, SE
P.O. Box 339
Hickory, NC 28602
Telephone (828) 324 - 2200

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